FORM 4

[  ] Check this box if no                  ------------------------------------
     longer subject to                                 OMB APPROVAL
     Section 16, Form 4 or                 ------------------------------------
     Form 5 obligations may                 OMB Number                3235-0287
     continue. See Instruction 1(b)         Expires:         September 30, 1998
                                            Estimated average burden
                                            hours per response .............0.5
                                           ------------------------------------


                    U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person

     Brant                         Theodore                          R.
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     (Last)                          (First)                         (MI)

     1331 Twelfth Avenue, Suite 109 Gables Office Complex
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                                    (Street)

     Altoona,                    Pennsylvania                     16601
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     (City)                         (State)                       (Zip)


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 2. Issuer Name and Ticker or Trading Symbol

    Aero Services International, Inc. (BFST)
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 3. IRS or Social Security Number
    of Reporting Person (Voluntary)
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 4. Statement for Month/Year           |  5. If Amendment, Date of
                                       |     Original (Month/Year)
    January 1999                       |
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 6. Relationship of Reporting Person to Issuer (Check all applicable)

        [  X  ]  Director                     [ X  ]  10% Owner

        [  X  ]  Officer                      [    ]  Other (specify below)
                 (give title below)

        President and CEO
        ----------------------------------   ---------------------------------

 7. Individual or Joint/Group
      X    Form filed by one Reporting Person
    -----
           Form filed by more than one Reporting Person
    -----
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

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TABLE I - Non-Derivative Securities Acquired, Disposed of,
          or Beneficially Owned
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
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1. Title of Security              |  2. Transaction Date      | 3. Transaction Code     | 4. Security Acquired (A) or Disposed
   (Instr. 3)                     |     (Month/Day/Year)      |    (Instr. 8)           |    of (D) (Instr. 3, 4 & 5)
                                  |                           |                         |
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                                  |                           |     Code    |     V     |      Amount    |   (A) or|     Price
                                  |                           |             |           |                |   (D)   |
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  Common Stock                    |       12/18/98            |      P      |           |     1,000,000  |    A    |     (1)
===================================================================================================================================

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1. Title of Security              | 5. Amount of Securities   | 6. Ownership Form:      | 7. Nature of Indirect Beneficial
   (Instr. 3)                     |    Beneficially Owned at  |    Direct (D) or        |    Ownership (Instr. 4)
                                  |    End of Month           |    Indirect (I)         |
                                  |    (Instr. 3 & 4)         |    (Instr. 4)           |
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  Common Stock                    |       4,031,905           |          I              |                (2)
===================================================================================================================================

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TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)
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
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1. Title of Derivative Security  |  2. Conversion or         | 3. Transaction Date     | 4. Transaction | 5. Number of Derivative
   (Instr. 3)                    |     Exercise Price of     |    (Month/Day/Year)     |    Code (Instr.|    Securities Acquired
                                 |     Derivative Security   |                         |    8)          |    (A) or Disposed of
                                 |                           |                         |                |    (D) (Instr. 3, 4 & 5)
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                                 |                           |                         |  Code  |   V   |     (A)     |    (D)
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Series A Cumulative              |          (3)              |        12/18/98         |   P    |       |   134,539   |
Convertible Preferred Stock      |                           |                         |        |       |             |
===================================================================================================================================

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1. Title of Derivative Security  | 6. Date Exercisable and      | 7. Title and Amount of Underlying    | 8. Price of  Derivative
   (Instr. 3)                    |    Expiration Date           |    Securities (Instr. 3 & 4)         |    Security (Instr. 5)
                                 |    (Month/Day/Year)          |                                      |
                                 |                              |                                      |
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                                 | Date          | Expiration   |     Title      |   Amount or Number  |
                                 | Exercisable   | Date         |                |   of Shares         |
                                 |               |              |                |                     |
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                                 |               |              |                |                     |
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Series A Cumulative              |    12/18/98   |              |  Common        |      538,156        |            .7432
Convertible Preferred Stock      |               |              |  Stock         |                     |
===================================================================================================================================

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1. Title of Derivative Security  | 9. Number of Derivative      | 10. Ownership Form of Derivative     | 11. Nature of Indirect
   (Instr. 3)                    |    Securities Beneficially   |     Security: Direct (D) or          |     Beneficial Ownership
                                 |    Owned at End of Month     |     Indirect (1) (Instr. 4)          |     (Instr. 4)
                                 |    (Instr. 4)                |                                      |
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                                 |                              |                                      |
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Series A Cumulative              |         103,540              |                 I                    |       (2)
Convertible Preferred Stock      |                              |                                      |
===================================================================================================================================

Explanation of Responses:
(1) As of December 18, 1998, (a) Transtech exercised its rights as a holder of Series A Stock to convert 125,000 shares of Series A Stock to Common Stock at the contractural rate of four shares of Common Stock for each share of Series A Stock converted by Transtech, and (b) Aero Services International, Inc. issued 500,000 shares of Common Stock to Transtech in exchange for the forgiveness of $314,862 of debt owed to Transtech by Aero Services International, Inc.

(2) Mr. Brant is the President, Chief Executive Officer and a forty percent shareholder of Transtech.

(2) Transtech converted the Series A Stock at the contractual rate of four shares of Common Stock for each share of Series A Stock converted by Transtech.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

/s/ R. Theodore Brant                                        January 8, 1999
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  **Signature of Reporting Person                                  Date